Exhibit 99.2

BRAGG GAMING GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, and 2021

Presented in Euros (Thousands)

Management’s Statement of Responsibility for Financial Reporting

The management of Bragg Gaming Group Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management is also responsible for providing reasonable assurance that assets are safeguarded, and that relevant and reliable financial information is produced. Management is required to design a system of internal controls and certify as to the design and operating effectiveness of internal controls over financial reporting.

MNP LLP, whose report follows, were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are independent, is responsible for determining that management fulfils its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. These consolidated financial statements have been approved by the Board of Directors based on the review and recommendation of the Audit Committee.

Yaniv Sherman	Ronen Kannor
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 21, 2023

Independent Auditor’s Report

To the Shareholders of Bragg Gaming Group Inc.:

Opinion

We have audited the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022 and December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Acquisition of Spin Games LLC

Key Audit Matter Description

As described in Note 6 to the consolidated financial statements, on June 1, 2022, the Company completed its acquisition of Spin Games LLC and its wholly owned subsidiary Spin Games, India (collectively, "Spin"), for a total purchase price of EUR 16,055 (in thousands). The identifiable assets acquired and the liabilities assumed are measured at fair value as of the acquisition date. Where the net of the fair value of the assets acquired and liabilities assumed is less than the fair value of consideration transferred, the difference is accounted for as goodwill. In assessing fair value of the acquired assets, management used various valuation techniques involving significant judgement and subjectivity.

We considered this to be a key audit matter due to the complexity of the transaction, which included valuation of the acquired intangible assets and goodwill. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management's estimates. As such, an increased extent of audit effort was required, which included the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over management's valuation techniques in determining fair value of the acquired assets and in determining goodwill. Our audit work in relation to this included, but was not restricted to, the following:

•	Analyzed the signed purchase agreements to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations.
•	Tested the mathematical accuracy of management's valuation models and supporting calculations.
•	Evaluated the fair value of the consideration transferred including shares to be issued.
•	Evaluated the reasonableness of key assumptions in management's models, including testing of historical financial results which were used as a basis for future projections.
•	Assessed the appropriateness of the disclosures relating to the assumptions used in the acquisition in the notes to the consolidated financial statements.
•

With the assistance of internal valuation specialists, evaluated the reasonableness of management's model, through assessing the appropriateness of valuation models used and testing the significant assumptions and inputs by:

o	Comparing to externally available industry and economic trends;
o	Evaluating budgets and forecasts for future operations; and
o	Comparing against guideline companies within the same industry.

Impairment Analysis of Goodwill and Long-Lived Assets

Key Audit Matter Description

We draw attention to Notes 3 and 11 to the consolidated financial statements. The Company has recorded goodwill, property and equipment, right of use assets and intangibles assets of EUR 74,603 (in thousands) as of December 31, 2022. The Company performs impairment testing for goodwill and long lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its cash generating unit (CGU), exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value-in-use and its fair value less costs of disposal. In determining the estimated recoverable amounts using a discounted cash flow model, the Company’s significant assumptions include future cash flows based on expected operating results, long-term growth rates and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in estimating the recoverable amount for goodwill and long-lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort, including the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and long-lived assets. Our audit work in relation to this included, but was not restricted to, the following:

•

Testing management’s key assumptions, including a ‘retrospective review’ to compare management’s     assumptions in prior year expected future cash flows to the actual results to assess the Company’s budgeting process.

•	Evaluating the reasonableness of key assumptions in the impairment model, including future cash flows based on expected operating results, long term growth rates and the discount rate.
•	Testing the mathematical accuracy of management’s impairment model and supporting calculations.
•	Assessing the appropriateness of the disclosures relating to the assumptions used in the impairment assessment in the notes to the consolidated financial statements.
•	With the assistance of internal valuation specialists, evaluating the reasonableness of the Company’s impairment model, which included:
o	Evaluating the reasonableness of the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data;
o	Developing a range of independent estimates and comparing those to the discount rate selected by management; and
o	Performing a sensitivity analysis by developing a range of independent estimates of growth rates and weighted average cost of capital.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis; and
•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Ajmer Singh Sran.

/s/ MNP LLP

Toronto, Ontario	Chartered Professional Accountants
March 21, 2023	Licensed Public Accountants

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2022	2021
Revenue	4	84,734	58,319
Cost of revenue		(39,652)	(29,998)
Gross Profit		45,082	28,321

Selling, general and administrative expenses	4	(46,764)	(34,676)
Gain on remeasurement of derivative liability	7	13	—
Gain on remeasurement of consideration receivable	4	37	98
Gain on remeasurement of deferred consideration	6, 12	804	—
Loss on disposal of intangible assets	13	—	(89)
Operating Loss		(828)	(6,346)

Net interest expense and other financing charges	4	(1,098)	(340)
Loss Before Income Taxes	4	(1,926)	(6,686)

Income taxes	22	(1,558)	(826)
Net Loss		(3,484)	(7,512)

Items to be reclassified to net loss:
Cumulative translation adjustment		1,525	2,590

Items that will not be reclassified to net loss:
Remeasurement of employee obligations	19	85	44

Net Comprehensive Loss		(1,874)	(4,878)

Basic and Diluted Loss Per Share		(0.16)	(0.39)

		Millions	Millions
Weighted average number of shares - basic and diluted		21.4	19.5

Certain comparative figures have been reclassified to conform with current year presentation (Note 1)

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		December 31,	December 31,
	Note	2022	2021
Cash and cash equivalents	14	11,287	16,006
Trade and other receivables	15	16,628	8,454
Prepaid expenses and other assets	16	1,823	2,442
Consideration receivable		—	56
Total Current Assets		29,738	26,958
Property and equipment		660	252
Right-of-use assets		576	579
Intangible assets	13	41,705	30,845
Goodwill	5, 6, 11	31,662	24,728
Other assets		47	28
Total Assets		104,388	83,390

Trade payables and other liabilities	17	19,549	14,357
Deferred revenue		746	27
Income taxes payable	22	1,113	784
Lease obligations on right of use assets - current		294	149
Deferred consideration - current	6, 12	1,176	—
Derivative liability - current	7	1,320	—
Loans payable		109	—
Total Current Liabilities		24,307	15,317
Deferred income tax liabilities	22	1,201	1,243
Non-current lease obligations on right of use assets		344	451
Convertible debt	7	6,648	—
Deferred consideration	6, 12	2,121	—
Other non-current liabilities		233	184
Total Liabilities		34,854	17,195

Share capital	8	109,902	100,285
Broker warrants	9	38	38
Shares to be issued	5	6,982	13,746
Contributed surplus		20,745	18,385
Accumulated deficit		(72,227)	(68,743)
Accumulated other comprehensive income		4,094	2,484
Total Equity		69,534	66,195
Total Liabilities and Equity		104,388	83,390

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board

Yaniv Sherman	Holly Gagnon
Chief Executive Officer	Non-Executive Director

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

								Accumulated
								other
		Share	Shares to		Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	Warrants	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2021		62,304	22,608	1,642	399	14,325	(61,231)	(150)	39,897
Shares issued upon completion of Oryx earn-out	8	22,000	(22,000)	—	—	—	—	—	—
Shares issued upon completion of private placement, net of issuance costs	8	1,918	(608)	—	—	—	—	—	1,310
Shares to be issued as deferred consideration	5	—	13,746	—	—	—	—	—	13,746
Exercise of restricted share units	8, 10	267	—	—	—	(267)	—	—	—
Exercise of stock options	8, 10	983	—	—	—	(347)	—	—	636
Exercise of warrants	9	11,916	—	(1,831)	—	—	—	—	10,085
Expiry of warrants	9	—	—	(7)	—	7	—	—	—
Exercise of broker warrants	9	897	—	196	(361)	—	—	—	732
Share-based compensation	10	—	—	—	—	4,667	—	—	4,667
Net loss for the year		—	—	—	—	—	(7,512)	—	(7,512)
Other comprehensive income		—	—	—	—	—	—	2,634	2,634
Balance as at December 31, 2021		100,285	13,746	—	38	18,385	(68,743)	2,484	66,195

Balance as at January 1, 2022		100,285	13,746	—	38	18,385	(68,743)	2,484	66,195
Shares issued as consideration	6, 8	1,426	—	—	—	—	—	—	1,426
Shares issued as deferred consideration	8, 10	6,764	(6,764)	—	—	—	—	—	—
Exercise of deferred share units	8, 10	1,407	—	—	—	(1,407)	—	—	—
Exercise of stock options	8, 10	20	—	—	—	(6)	—	—	14
Share-based compensation	10	—	—	—	—	3,773	—	—	3,773
Net loss for the year		—	—	—	—	—	(3,484)	—	(3,484)
Other comprehensive income		—	—	—	—	—	—	1,610	1,610
Balance as at December 31, 2022		109,902	6,982	—	38	20,745	(72,227)	4,094	69,534

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2022	2021
Operating Activities
Net loss from continuing operations		(3,484)	(7,512)
Add:
Net interest expense and other financing charges	4	1,098	340
Depreciation and amortization	4	8,454	4,797
Share based compensation	4, 10	3,773	4,667
Gain of remeasurement of derivative liability	7	(13)	—
Gain on remeasurement of consideration receivable		(37)	(98)
Gain on remeasurement of deferred consideration	6, 12	(804)	—
Loss on disposal of intangible assets	13	—	89
Transaction and acquisition costs attributable to convertible debt	7	121	—
Deferred income tax recovery	22	(42)	(172)

		9,066	2,111
Change in non-cash working capital	20	(3,642)	(1,462)
Change in income taxes payable		329	(534)
Cash Flows From Operating Activities		5,753	115

Investing Activities
Purchases of property and equipment		(544)	(123)
Additions of intangible assets	13	(7,377)	(3,143)
Proceeds from sale of discontinued operations		91	235
Consideration paid upon business combination	5, 6	(8,488)	(8,268)
Cash acquired from business combination	5, 6	266	124
Prepaid consideration	6, 16	(821)	(1,187)
Deferred and contingent consideration payments	12	-	(11,521)
Cash Flows Used In Investing Activities		(16,873)	(23,883)

Financing Activities
Proceeds from exercise of warrants and broker warrants	9	—	10,817
Proceeds from convertible debt, net of costs	7	8,053	—
Proceeds from exercise of stock options	10	14	636
Proceeds from shares issued upon private placement, net of issuance costs	8	—	1,310
Repayment of lease liability		(188)	(171)
Repayment of loans	6	(661)	—
Interest income		13	61
Interest and financing fees	4	(221)	(245)
Cash Flows From Financing Activities		7,010	12,408

Effect of foreign currency exchange rate changes on cash and cash equivalents		(609)	1,264
Change in Cash and Cash Equivalents		(4,719)	(10,096)
Cash and cash equivalents at beginning of year		16,006	26,102
Cash and Cash Equivalents at end of year		11,287	16,006

Certain comparative figures have been reclassified to conform with current year presentation (Note 1)

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION AND GOING CONCERN

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries ("Bragg", "BGG", the "Company" or the "Group") is primarily a B2B online gaming technology platform and casino content aggregator through its acquisition of Oryx Gaming International LLC ("Oryx" or "Oryx Gaming") in 2018, Wild Streak LLC (“Wild Streak”) in 2021, and Spin Games LLC (“Spin”) in 2022.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

Statement of compliance and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The significant accounting policies set out below have been applied consistently in the preparation of the consolidated financial statements for all periods presented.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on March 21, 2023.

Graduation to the Toronto Stock Exchange (“TSX”)

On January 27, 2021, the Company began trading on TSX under the symbol “BRAG”. Concurrent with the TSX listing, the Company’s Common Shares were delisted from the TSX Venture Exchange.

Trading on the Nasdaq Global Select Market (“Nasdaq”)

On August 27, 2021, the Company began trading on Nasdaq under the symbol “BRAG”. The Company’s shares also continue to trade on the Toronto Stock Exchange.

Reverse Stock Split

At the annual and special meeting of the Company’s shareholders held on April 28, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Company on the basis of a consolidation ratio of up to 15 pre-consolidation Common Shares for one post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten pre-consolidation Common Shares for one post-consolidation Common Share and announced the consolidation on April 30, 2021 (the “reverse stock split”). The Company’s Common Shares began trading on TSX on a post-consolidation basis under the Company’s existing trade symbol "BRAG" on May 5, 2021. In accordance with International Financial Reporting Standards (“IFRS”), the change was applied retrospectively.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1BASIS OF PRESENTATION AND GOING CONCERN (CONTINUED)

Acquisition of Spin Games LLC

On May 12, 2021, the Company announced it had entered into an agreement to acquire Spin in a mixed cash and stock transaction. The transaction closed on June 1, 2022 for a purchase price of EUR 17,179 (USD 18,402). Pursuant to this agreement the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive a discounted value of EUR 4,003 (USD 4,288) worth of common shares of the Company over the next three years.

Acquisition of Wild Streak LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC, doing business as Wild Streak Gaming, a Las Vegas, Nevada based content creation studio with a portfolio of 39 premium casino slot titles supported across online and land-based applications.

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for a purchase price of USD 30,000. Pursuant to the transaction, which closed simultaneously with the signing of the purchase agreement, the sellers of Wild Streak received USD 10,000 in cash at closing and will receive USD 20,000 worth of Common Shares of the Company over the next three years, subject to acceleration in the event of a change of control.

Completion of financing arrangement

On September 5, 2022, the Company entered into a funding agreement for an investment of USD 8,700 (the "Funding Agreement") with Lind Global Fund II LP, an investment entity managed by The Lind Partners, a New York-based institutional fund manager (together, "Lind").

The funding provided to the Company by Lind came in the form of a USD 8,700 convertible debt (the "Convertible Debt") which had a face value of USD 10,000 (the "Face Value"). The Company received net proceeds of USD 7,989 from the Funding after fees. The Face Value of the Convertible Debt has a 24 month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the Convertible Debt, Lind was issued warrants to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months.

The Convertible Debt is secured by assets of the Company and some of its subsidiaries. The Funding Agreement and the issuance of securities thereunder has been approved by the Toronto Stock Exchange (the "TSX").

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1BASIS OF PRESENTATION AND GOING CONCERN (CONTINUED)

Current global financial conditions

As of December 31, 2022, and for the twelve months then ended, management believes the impact of COVID-19 on our business has largely subsided, but the Company continues to closely monitor all COVID-19 developments including its impact on our customers, employees, suppliers, vendors, business partners, and distribution channels.

Current global financial conditions have been subject to increased volatility and access to equity financing has been, or may be, negatively impacted by the liquidity crisis and market turmoil, and any worsening of these situations. These factors, which include the nature, effects and timing of administrative and legislative change, may impact the ability of the Company to obtain equity or debt financing in the future whether on terms favourable to the Company or at all. If these increased levels of volatility and market turmoil continue, or worsen, the Company's operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Recent inflationary pressures have increased interest rates and the costs of labour, and have adversely affected consumer spending and economic growth. While Canada, the United States, Europe and other developed economies are experiencing higher-than-normal inflation rates, it remains uncertain whether substantial inflation will be sustained over an extended period of time or have a significant effect on the Canadian, U.S., or European economies or other economies. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in will not become a serious problem in the future and have a material adverse impact on the Company.

Reclassification of comparative figures

Comparative figures have been reclassified to conform with current period presentation as follows:

-	Loss on foreign exchange is now disclosed as net interest expense and other financing charges. Previously, this had been categorized as other operational costs. The reclassification has no effect on net loss for the year or prior years.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries when the Company controls them. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis. The Company’s interest in the voting share capital of all its subsidiaries is 100%.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

The table below summarizes the Company’s operating subsidiaries and the functional currency for each operating subsidiary:

Place of
	incorporation		Functional
	/ operation	Principal activity	currency
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Gaming Group - Parent Services Ltd.	United Kingdom	Corporate activities	GBP
Oryx Gaming International LLC	United States	Gaming solution provider	EUR
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Poynt Inc.	Canada	Distribution	CAD
Spin Games India Private Limited	India	Gaming solution developer	USD
Spin Games LLC	United States	Gaming solution provider	USD
Wild Streak LLC	United States	Content creation studio	USD

Presentation currency

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

The assets and liabilities of operations that have a functional currency different from that of the Company’s reporting currency are translated into Euros at the foreign currency exchange rate in effect at the reporting date. The resulting foreign currency exchange gains or losses are recognized in the foreign currency translation adjustment as part of other comprehensive income (loss). When such foreign operations are disposed of, the related foreign currency translation reserve is recognized in net earnings as part of the gain or loss on disposal.

Revenues and expenses of foreign operations are translated into Euros at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are transacted.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

Business combinations are accounted for using the acquisition method as of the date when control is transferred to the Company. The Company measures goodwill as the excess of the sum of the fair value of the consideration transferred over the net identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, other than those associated with the issuance of debt or equity securities, are expensed as incurred.

Net earnings (loss) per share (“EPS”)

Basic EPS is calculated by dividing the net earnings (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the net earnings available to shareholders and the weighted average number of shares outstanding for the effects of all potential dilutive instruments.

Diluted loss per share is equal to basic loss per share when the effect of dilutive securities is anti-dilutive.

Cash and cash equivalents

Cash equivalents consist of highly liquid marketable investments with an original maturity date of 90 days or less from the date of acquisition and prepaid credit cards.

Trade and other receivables

Trade and other receivables consist primarily of trade receivables from customers for which Oryx Gaming, Spin and Wild Streak provides services and accrued income in relation to receivables from customers that have yet to be invoiced, for services provided during the years ended December 31, 2022, and 2021. Upon invoicing, amounts are transferred from accrued income to trade receivables and any differences between the accrued and invoiced values are recognized in the consolidated statements of loss and comprehensive loss.

Consideration receivable

Consideration receivable consists of cash receivables due as a result of the sale of discontinued operations. The fair value of the consideration receivable is determined by calculating the present value of expected future cashflows relating to the consideration receivable, applying the Company’s discount rate.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenue when control of the goods or services has been transferred. Revenue is measured at the amount of consideration to which the Company expects to be entitled, including variable consideration to the extent that it is highly probable that a significant reversal will not occur. Revenue from continuing operations is derived from software platform licensing, maintenance of source code, bespoke development, management service fees, marketing fees, revenue share from licencing of content and hosting fees. Revenue is recognized when the service provided to the customer is complete. Specifically:

- Games and content: revenues from content and aggregation platform licensing are derived from revenues a customer earns from utilizing the Company’s aggregation software platform and aggregated content in that period. The Company’s revenue is therefore linked to the revenue derived from a customer's end user, i.e., the subsequent sale/services. The Company recognizes revenue once the customer has earned the revenue from the subsequent sale/services as this is the point where the performance obligation is satisfied.

- iGaming and turnkey projects: the Company charges platform licencing fees derived from revenues a customer earns from utilising the Company’s software platform. A variable monthly management and marketing fee is charged for services in the month in which the services are provided, and performance obligations are met. Charges for development projects are charged on a time and materials basis upon delivery at agreed milestones. Revenue is recognized as it is billed unless services and performance obligations are provided in a future period. If services and performance obligations are not provided in the reporting period, then revenue is not recognized.

Income taxes

Current and deferred taxes are recognized in the consolidated statements of loss and comprehensive loss, except for current and deferred taxes related to a business combination, or amounts charged directly to equity or other comprehensive income (loss), which are recognized in the consolidated statements of financial position.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for temporary differences as well as unused tax losses and credits to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities where the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is recorded on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Borrowing costs directly attributable to the acquisition, construction or production of property and equipment, that necessarily take a substantial period of time to prepare for their intended use and a proportionate share of general borrowings, are capitalized to the cost of those assets, based on a quarterly weighted average cost of borrowing. All other borrowing costs are expensed as incurred and recognized in net interest expense and other financing charges.

The cost of replacing a component of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the component will flow to the Company and the cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of repairs and maintenance of property and equipment is expensed as incurred and recognized in the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of property and equipment are determined by comparing the fair value of proceeds from disposal with the net book value of the assets and are recognized on a net basis in the consolidated statements of loss and comprehensive loss.

Property and equipment are depreciated on a straight-line basis over their estimated useful lives of up to five years to their estimated residual value when the assets are available for use. When significant parts of a property and equipment have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate.

Leases

The Company assesses whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, then the contract may contain a lease. The Company assesses whether a contract conveys the right to control the use of an asset by performing the following tests:

-

assess whether the contract involves the use of an identified asset and may be specified explicitly or implicitly. It should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a significant right to substitution, then the asset is not identified;

-	assess whether the Company has the right to obtain substantially all of the economic benefits arising from the use of the asset throughout the period of use; and
-

assess that the Company has the right to direct enjoyment of the asset. This right is identified when the Company has the decision-making rights in how and for what purpose the asset is used. In cases where the decision on how and for what purpose to use the asset has been predetermined, the Company has the right to direct the use of the asset if either it has the right to operate the asset, or the Company has designed the asset in a manner that predetermines how and for what purpose the asset will be used.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of twelve months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets are measured at cost less any amortization and accumulated impairment losses. These intangible assets are tested for impairment on an annual basis or more frequently if there are indicators that intangible assets may be impaired as described in the Impairment of non-financial assets policy.

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual property identified upon business combination	5 - 10 years
Intellectual property acquired from third-parties	3 years
Customer relationships	10 - 12 years
Brands	3 - 10 years
Deferred development costs	3 years
Trademarks and patents	3 - 15 years
Gaming licences	Over the term of the licence

Trademarks, patents and gaming licences are classified under “Other” in the intangible assets disclosure note (Note 13).

The Company capitalizes the costs of intangible assets if and only if:

-	it is probable that the expected future economic benefits attributable to the asset will flow to the entity; and
-	the cost of the asset can be measured reliably.

Certain costs incurred in connection with the development of intellectual property relating to proprietary technology are capitalized to intangible assets as development costs. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees.

These costs are recognized as development costs assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product;
-	it can be demonstrated how the software product will generate future economic benefits;
-	adequate technical, financial, and other resources to complete the development and to use or sell the products are available; and
-	the expenditure attributable to the software product during its development can be reliably measured.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indicators that goodwill may be impaired as described in the Impairment of non-financial assets policy.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Goodwill is tested for impairment at least annually.

For the purpose of impairment testing, assets, including right-of-use assets, are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash generating unit ("CGU").

Corporate assets, which include head office facilities and distribution centres, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of a CGU or CGU grouping is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU grouping. If the CGU or CGU grouping includes right-of-use assets in its carrying amount, the pre-tax discount rate reflects the risks associated with the exclusion of lease payments from the estimated future cash flows. The fair value less costs to sell is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU or CGU grouping in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying amount of a CGU or CGU grouping exceeds its recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying amounts of the non-financial assets in the CGU on a pro-rata basis, up to an asset’s individual recoverable amount. Any loss identified from goodwill impairment testing is first applied to reduce the carrying amount of goodwill allocated to the CGU grouping, and then to reduce the carrying amounts of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis.

For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Upon initial recognition, financial instruments are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – classification and measurement

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit and loss ("FVTPL"). A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

-	the financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	the financial asset is held within a business model in which assets are managed to achieve a particular objective by both collecting contractual cash flows and selling financial assets; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI. Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets. Financial liabilities are classified and measured based on two categories: amortized cost or FVTPL.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using valuation methodologies, primarily discounted cash flows taking into account external market inputs where possible.

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition, minus principal payments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments - classification and measurement (continued)

The following table summarizes the classification and measurement of the Company’s financial assets and liabilities:

Asset / Liability	Classification / Measurement
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Consideration receivable	FVTPL
Trade payables and other liabilities	Amortized cost
Deferred and contingent consideration	FVTPL
Loans payable	Amortized cost
Derivative liability	FVTPL
Convertible debt	Amortized cost
Lease obligations on right of use assets	Amortized cost
Other non-current liabilities	FVTPL / FVOCI

Financial instruments – valuation

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during the current year.

The carrying amounts reported for cash and cash equivalents, trade and other receivables, consideration receivable, trade payables and other liabilities, and deferred and contingent consideration approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying value of lease obligations on right of use assets and loans payable approximates the fair value based on rates currently available from financial institutions and various lenders.

Gains and losses on FVTPL financial assets and financial liabilities are recognized in net earnings in the period in which they are incurred. Settlement date accounting is used to account for the purchase and sale of financial assets. Gains or losses between the trade date and settlement date on FVTPL financial assets are recorded in the consolidated statements of loss and comprehensive loss.

Financial instruments – derecognition

Financial assets are derecognized when the contractual rights to receive cash flows and benefits from the financial asset expire, or if the Company transfers the control or substantially all the risks and rewards of ownership of the financial asset to another party. The difference between the carrying amount of the financial asset and the sum of the consideration received and receivable is recognized in earnings before income taxes.

Financial liabilities are derecognized when obligations under the contract expire, are discharged, or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in earnings before income taxes.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – impairment

The Company applies a forward-looking expected credit loss ("ECL") model at each reporting date to financial assets measured at amortized cost or those measured at FVOCI, except for investments in equity instruments. The ECL model outlines a three-stage approach to reflect the increase in credit risks of a financial instrument:

-

Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risks since initial recognition or that have low credit risk at the reporting date. The Company is required to recognize impairment for Stage 1 financial instruments based on the expected losses over the expected life of the instrument arising from loss events that could occur during the 12 months following the reporting date.

-

Stage 2 is comprised of all financial instruments that have had a significant increase in credit risks since initial recognition but that do not have objective evidence of a credit loss event. For Stage 2 financial instruments the impairment is recognized based on the expected losses over the expected life of the instrument arising from loss events that could occur over the expected life. The Company is required to recognize a lifetime ECL for Stage 2 financial instruments.

-

Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company is required to recognize impairment based on a lifetime ECL for Stage 3 financial instruments. The ECL model applied to financial assets require judgment, assumptions, and estimations on changes in credit risks, forecasts of future economic conditions and historical information on the credit quality of the financial asset. Consideration of how changes in economic factors affect ECLs are determined on a probability-weighted basis.

The carrying amount of the financial asset or group of financial assets are reduced through the use of impairment allowance accounts. In periods subsequent to the impairment where the impairment loss has decreased, and such decrease can be related objectively to conditions and changes in factors occurring after the impairment was initially recognized, the previously recognized impairment loss is reversed. The impairment reversal is limited to the lesser of the decrease in impairment or the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred consideration

On June 1, 2022, the Company acquired Spin and agreed payment of deferred consideration in shares over three years from the anniversary date of the acquisition date. In each reporting period the fair value of the deferred consideration payable was measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012).

Prior to the next remeasurement period an accretion expense is recorded in the consolidated statements of loss and comprehensive loss as the discount is unwound towards the reporting date. Upon remeasurement, any gain or loss on remeasurement is also recorded in the consolidated statements of loss and comprehensive loss.

Convertible debt

On September 5, 2022, the Company entered into a funding agreement for an investment of USD 8,700. The Convertible Debt is an instrument that has three components, two of which together comprise a hybrid financial liability contract:

•Host debt contract for repayment of USD 10,000 in 24 months’ time (this including an embedded derivative in the form of a foreign currency feature that is not required to be accounted for separately from the host debt contract).

•Embedded derivatives in the form of a conversion feature and a buy-back option that are together required to be accounted for separately from the host debt contract.

•Warrants to purchase up to 979,048 common shares in the Company at an exercise price of CAD 9.28.

Each of the above three components of the Convertible Debt are accounted for separately, the form of which is dependent upon whether a simplified fair value option approach is taken or not. Under the simplified approach a contract that contains one or more embedded derivatives can be accounted for in its entirety at fair value through profit or loss unless:

a)	the embedded derivatives do not significantly modify the cash flows that otherwise would be required by the contract; or
b)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortized cost.

Under IFRS 9, if the simplified fair value option is taken, all transaction costs incurred in relation to the combined instrument would be recognised in profit or loss immediately. The Company has opted not to take the simplified fair value option and therefore amortises the host debt component over 24 months recognising an accretion expense in each reporting period. The embedded derivative liability is measured at fair value through profit and loss and is remeasured at each reporting date. Any residual balance of the transaction price in respect of the warrants after deducting the fair value of the host debt and derivative liability components upon initial recognition is recorded in the consolidated statements of changes in equity and no further remeasurement is performed.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Short term employee benefits

Short term employee benefits include wages, salaries, compensated absences, and bonuses. Short term employee benefit obligations are measured on an undiscounted basis and are recognized in operating income as the related service is provided or capitalized if the service rendered is in connection with the creation of an intangible asset. A liability is recognized for the amount expected to be paid under short term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Long term employee benefits

Long term employee benefits include severance pay upon retirement and awards for years of service for certain employees. Liabilities towards severance pay and awards for years of service are determined via actuarial valuation using the Projected Unit Credit Method at the reporting date with liabilities towards severance pay being recognised at FVTPL and liabilities towards awards of years of service being recognised at FVOCI. Actuarial gains and losses in service awards are recognised immediately in net loss while actuarial gains and losses in severance pay are recognised in other comprehensive income (loss).

Share based compensation

The Company has stock option plans for directors, officers, employees, and consultants. Each tranche of an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. In addition, the Company also has deferred share unit (“DSU”), restricted share unit (“RSU”) and performance share unit (“PSU”) plans for directors, officers, employees, and consultants. The fair value of each unit is measured as the share price on date of grant with nil exercise price.

Compensation expense is recognized over each tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital. In the case of DSUs, RSUs or PSUs, only the fair value attributed to these options is transferred from contributed surplus to share capital.

Equity

Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Contributed surplus includes amounts in connection with conversion options embedded in compound financial instruments, share based compensation and the value of expired options and warrants. Deficit includes all current and prior period income and losses.

Warrants

The Company accounts for warrants using the Black-Scholes option pricing model at the date of issuance. If and when warrants ultimately expire, the applicable amounts are transferred to contributed surplus.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of these consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements. The Company’s significant accounting policies are disclosed in Note 2.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Impairment of accounts receivable

In each stage of the ECL impairment model, impairment is determined based on the probability of default, loss given default, and expected exposure to loss at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Convertible debt (continued)

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price WVAP, annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Year Ended December 31,
	Note	2022	2021
Revenue		84,734	58,319
Third-party content		(39,652)	(29,998)

Gross Profit		45,082	28,321

Salaries and subcontractors		(19,367)	(14,821)
Share based compensation	10	(3,773)	(4,667)

Total employee costs		(23,140)	(19,488)
Depreciation and amortization		(8,454)	(4,797)
IT and hosting		(3,273)	(1,699)
Professional fees		(3,423)	(3,024)
Corporate costs		(1,129)	(1,437)
Sales and marketing		(2,420)	(393)
Bad debt expense	15	(649)	(602)
Travel and entertainment		(719)	(274)
Transaction and acquisition costs		(905)	(1,349)
Other operational costs		(2,652)	(1,613)
Selling, General and Administrative Expenses		(46,764)	(34,676)

Gain on remeasurement of derivative liability	7	13	—
Gain on remeasurement of consideration receivable		37	98
Gain on remeasurement of deferred consideration	6, 12	804	—
Loss on disposal of intangible assets	13	—	(89)
Operating Loss		(828)	(6,346)

Interest income		13	61
Accretion on liabilities	6, 7, 12	(764)	—
Loss on foreign exchange		(126)	(156)
Interest and financing fees		(221)	(245)
Net Interest Expense and Other Financing Charges		(1,098)	(340)
Loss Before Income Taxes		(1,926)	(6,686)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC ("Wild Streak").

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD 20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

In the year ended December 31, 2022, the Company issued 761,754 common shares of the Company as deferred consideration upon the first anniversary of the acquisition of Wild Streak (year ended December 31, 2021: nil). Subsequently a transfer of EUR 6,764 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

Pro-forma revenues and net profit (loss) for the comparative period in 2021

On a pro-forma basis Wild Streak generated revenue of EUR 3,070 for the year ended December 31, 2021. For the year ended December 31, 2021, this would have resulted in consolidated revenues of EUR 59,328.

On a pro-forma basis Wild Streak generated net profit of EUR 1,619 the year ended December 31, 2021. For the year ended December 31, 2021, this would have resulted in a consolidated net loss of EUR 6,983.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6	ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company announced that it had acquired Spin Games LLC (“Spin”).

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and stock transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive a discounted value of EUR 4,003 (USD 4,288) worth of common shares of the Company over the next three years. The fair value of the deferred consideration is determined using a put option pricing model with volatility of between 71.4% and 80.9%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,003
Total purchase price	16,055

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	266
Trade and other receivables	405
Prepaid expenses and other assets	105
Property and equipment	107
Right-of-use assets	177
Trade payables and other liabilities	(923)
Deferred revenue	(364)
Lease obligations on right of use assets - current	(88)
Loans payable	(773)
Non-current lease obligations on right of use assets	(89)
Net assets acquired and liabilities assumed	(1,177)

Fair value of intangible assets:
Intellectual property	1,471
Customer relationships	8,131
Gaming licences	164
Brand	462
Trademarks	70
Goodwill	6,934

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6ACQUISITION OF SPIN GAMES LLC (CONTINUED)

The Company measured the present value of deferred consideration to be paid in common shares as EUR 4,003 and subsequently recorded an accretion expense of EUR 316 in the year ended December 31, 2022 (year ended December 31, 2021: EUR nil) and a gain on remeasurement of deferred consideration of EUR 804 (year ended December 31, 2021: EUR nil).

As a result of remeasurement of deferred consideration and accretion of liabilities during the period from acquisition of Spin to the reporting date, as at December 31, 2022, deferred consideration of EUR 1,176 and EUR 2,121 has been recorded in current and non-current liabilities, respectively (December 31, 2021: EUR nil in current and non-current liabilities).

The present value of deferred consideration as at December 31, 2022 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of between 63.6% and 73.8% resulting in a DLOM of 9.3%, 18.8% and 21.8% for the first, second and third anniversary settlement of consideration, respectively.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

Pro-forma revenues and net loss

On a pro-forma basis, Spin generated revenue of EUR 2,987 in the year ended December 31, 2022. This would have resulted in consolidated revenues of EUR 85,937 for the year ended December 31, 2022, respectively.

On a pro-forma basis, Spin contributed net loss of EUR 2,477 for the year ended December 31, 2022. This would have resulted in consolidated net loss of EUR 4,312 for the year ended December 31, 2022.

7	CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the Convertible Debt, Lind was issued warrants to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months (Note 9).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	CONVERTIBLE DEBT (CONTINUED)

The value of the Convertible Debt is equal to the value of the debt-like host instrument based on market participants’ current required yield for debt-like instruments with similar credit quality and terms (excluding the buy-back or conversion options), plus the value of the embedded derivatives.

The host debt component is fair valued by discounting the value of the expected future cash flows under the terms of the Funding Agreement using a market cost of debt of 7.5% for an equivalent non-convertible bond. The fair value of the Convertible Debt without the embedded derivatives (the “Host Debt”) has been estimated by reference to the income approach using a discounted cash flow (“DCF”) method. Using this approach, the present value of the Host Debt on September 5, 2022 was determined to be EUR 8,723 (USD 8,653).

On September 5, 2022, to value the embedded derivatives, representing the conversion options (“Conversion Options”), Option Pricing methodology by reference to a Monte Carlo Simulation model (“MCS”) has been applied as a series of 20 call options with a strike price of 87.5% of the 5-day future VWAP immediately prior to each conversion date. Key valuation inputs and assumptions used in the MCS are stock price of CAD 6.188, expected life of between 0.42 and 2.00 years, annualized volatility of between 65.32% and 75.54%, annual risk-free rate of between 3.6% and 3.7%, and annual dividend yield of 0.0%. Based on the average value from 10,000 simulated trials the aggregate fair value of the Conversion Options on September 5, 2022 was calculated as EUR 1,483 (CAD 1,935).

The aggregate fair value of the Host Debt and Conversion Options exceeds the transaction price of EUR 8,770. Therefore, under the provisions of IFRS 9, the embedded derivatives (being the Conversion Options) were fair valued first and the Host Debt was allocated the residual balance. The warrants component of the Convertible Debt was allocated the residual interest of EUR nil.

The Company incurred transaction costs of EUR 717 related to the issuance of the convertible debt and were allocated proportionally to the Host Debt and Conversion Options in the amount of EUR 596 and EUR 121, respectively. All costs allocated to the Conversion Options were expensed as transaction and acquisition costs under selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss.

	Convertible debt	Derivative liability	Total
Balance at issuance - September 5, 2022	7,287	1,483	8,770
Issuance costs	(596)	—	(596)
Accretion expense	448	—	448
Gain on remeasurement of derivative liability	—	(13)	(13)
Effect of movement in exchange rates	(491)	(150)	(641)
December 31, 2022	6,648	1,320	7,968

On December 31, 2022, the aggregate fair value of the Conversion Options was calculated as EUR 1,320 (CAD 1,906). Key valuation inputs and assumptions used are stock price of CAD 6.188, expected life of between 0.09 and 1.68 years, annualized volatility of between 44.73% and 56.45%, annual risk-free rate of between 4.2% and 4.6%, and annual dividend yield of 0.0%.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	CONVERTIBLE DEBT (CONTINUED)

For the year ended December 31, 2022, an accretion expense of EUR 448 was recognised in net interest expense and other financing charges (year ended December 31, 2021: EUR nil) in respect of the Host Debt component. For the year ended December 31, 2022, a gain on remeasurement of derivative liability of EUR 13 (year ended December 31, 2021: EUR nil) was recognised in the consolidated statements of loss and comprehensive loss.

8	SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2021	Balance		13,111,248	62,304

January 11, 2021, to
February 22, 2021	Exercise of warrants	9	1,554,082	11,916

January 21, 2021, to
February 18, 2021	Exercise of broker warrants	9	160,548	897

January 13, 2021	Shares issued on completion of private placement		247,934	1,918
January 18, 2021	Shares issued upon completion of Oryx earn-out		4,700,000	22,000

March 12, 2021, to
March 17, 2021	Issuance of share capital upon exercise of RSUs	10	50,000	267

June 9, 2021, to
September 20, 2021	Issuance of share capital upon exercise of stock options	10	132,220	983

	Rounding of fractional shares after consolidation		2	—
December 31, 2021	Balance		19,956,034	100,285

March 17, 2022, to
November 14, 2022	Issuance of share capital upon exercise of FSOs	10	8,000	20

March 22, 2022	Issuance of share capital upon exercise of DSUs	10	97,045	1,407
June 1, 2022	Shares issued upon completion of Spin acquisition	6	285,135	1,426
June 16, 2022	Shares issued upon settlement of deferred consideration	5	761,754	6,764
December 31, 2022	Balance		21,107,968	109,902

The Company’s Common Shares have no par value.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE CAPITAL (CONTINUED)

Effective as of April 30, 2021, the Company underwent a reverse stock split on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (1-for-10). The share capital has been reported on a post-consolidation basis (Note 1).

Private placement

On January 13, 2021, the Company completed a non-brokered private placement offering comprised of 247,934 Common Shares at a price of CAD 12.10 per share for aggregate gross proceeds of EUR 1,937 less EUR 19 in issuance costs resulting in net proceeds of EUR 1,918. This offering was exclusively taken up by Company employees and Board members and was subject to a hold period expiring May 14, 2021. No commission or finder’s fee was paid in connection with the offering.

Completion of Oryx earn-out

On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares of the Company. A total of 4,700,000 Common Shares of the Company were issued to the vendor with a recorded fair-value of EUR 22,000 transferred from shares to be issued to share capital in the consolidated statements of changes in equity . The Common Shares were subject to a hold period expiring May 19, 2021.

In connection with this transaction Matevž Mazij became a “control person” of the Company, in accordance with section 1(1) of the Ontario Securities Act, with a total shareholding through K.A.V.O. Holdings Limited of 4,900,000 Common Shares representing over 27% of the outstanding Common Shares of the Company as of the settlement date.

Acquisition of Wild Streak LLC

For the year ended December 31, 2022 761,754 shares were issued to the sellers of Wild Streak upon partial settlement of deferred consideration (note 5) resulting in a transfer of EUR 6,764 from shares to be issued to share capital in the consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants	Warrants
		issued as part of	issued upon	Broker
Number of Warrants		convertible debt	Public Offering	warrants

January 1, 2021	Balance	—	1,478,512	177,434
January 11, 2021 to February 22, 2021	Exercise of warrants	—	(1,554,082)	—
January 21, 2021 to February 18, 2021	Exercise of broker warrants	—	80,274	(160,548)
February 22, 2021	Expiry of warrants	—	(4,704)	—
December 31, 2021	Balance	—	—	16,886

September 5, 2022	Issue of warrants	979,048	—	—
December 31, 2022	Balance	979,048	—	16,886

Each unit consists of the following characteristics:

	Warrants	Warrants
	issued as part of	issued upon	Broker
	convertible debt	Public Offering	warrants
Number of shares	1	1	1
Number of Warrants	—	—	0.5
Exercise price of unit (CAD)	9.28	10.00	7.00

Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 1,478,612 Public Offering Warrants were issued resulting in an increase in the fair value of Public Offering Warrants of EUR 1,887, before issuance costs.

Between January 11, 2021, and February 22, 2021, 1,554,082 Public Offering Warrants were exercised resulting in issuance of 1,554,082 shares and cash receipt of EUR 10,085. An increase in share capital of EUR 11,916 and decrease in fair value of warrants of EUR 1,831 was recognized in the consolidated statements of changes in equity. On February 22, 2021, 4,704 Public Offering Warrants expired resulting in a decrease in fair value of warrants and corresponding increase in contributed surplus of EUR 7.

Broker Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 177,434 broker warrants (“Broker Warrants”) were issued resulting in an increase in the fair value of warrants of EUR 399, a decrease in share capital of EUR 331 and decrease in fair value of warrants of EUR 68.

Between January 21, 2021, and February 18, 2021, 160,548 Broker Warrants were exercised for 160,548 Common Shares and 80,274 Public Offering Warrants resulting in an increase in share capital of EUR 897, an increase in fair value of warrants of EUR 196 and decrease in fair value of Broker Warrants of EUR 361. Broker Warrants may still be exercised for Common Shares until date of expiry.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9WARRANTS (CONTINUED)

Warrants issued upon completion of Financing Arrangement

Upon completion of the Financing Arrangement (Note 7) on September 5, 2022, 979,048 warrants were issued with an exercise price of CAD 9.28 per warrant, each convertible to one common share of the Company and expiring 5 years after the issuance date. Under the acceleration provisions of the warrants agreement, if the Company’s common shares trade at or above CAD 11.60 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise their warrants before the end of 21 days, otherwise 50% of the warrants expire. Similarly, if the Company’s common shares trade at or above CAD 18.56 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise all their warrants before the end of 21 days, otherwise all the warrants expire.

Upon allocating the transaction price of the Financing Arrangement between its components of host debt liability, derivative liability and warrants, the combined fair value of the host debt liability and derivative liability exceeded the transaction price. Therefore, no residual fair value was allocated to the warrant component of the instrument in the consolidated statements of changes in equity.

10	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan ("OEIP") for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020. At the annual and special meeting of shareholders of the Company held on April 28, 2021, the shareholders approved the increase in the number of common shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

The following is a continuity of the Company’s equity incentive plans:

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2021	120,000	210,000	1,228,410	6.37
Granted	178,800	75,000	1,141,364	13.65
Exercised	—	(50,000)	(132,220)	7.08
Forfeited / Cancelled	(51,855)	—	(421,252)	14.76
Balance as at December 31, 2021	246,945	235,000	1,816,302	8.95
Granted	125,000	503,000	483,797	7.70
Exercised	(97,045)	—	(8,000)	2.30
Forfeited / Cancelled	—	—	(173,704)	14.56
Balance as at December 31, 2022	274,900	738,000	2,118,395	8.23

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at December 31, 2022:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	246,450	2	3.05	233,218	3.05
5.01 - 5.60	200,000	1	5.60	200,000	5.60
5.61 - 8.62	1,116,655	5	7.76	792,677	7.92
8.63 - 33.30	555,290	7	12.43	264,748	12.63
	2,118,395	5	8.23	1,490,643	7.68

The following table summarizes information about the outstanding share options as at December 31, 2021:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	254,060	3	3.02	182,930	3.17
5.01 - 5.60	200,000	2	5.60	200,000	5.60
5.61 - 8.62	632,858	4	7.80	632,858	7.80
8.63 - 33.30	729,384	8	12.93	174,500	14.20
	1,816,302	5	8.95	1,190,288	7.66

During the year ended December 31, 2022, a share-based compensation charge of EUR 2,087 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2021: EUR 1,623) in relation to the fixed stock options.

During the year ended December 31, 2022, the Company granted 483,797 share options, (year ended December 31, 2021: 1,141,364 share options) with a weighted average exercise price of CAD 7.70 (year ended December 31, 2021 CAD 13.65) and a fair value of EUR 1,427 (year ended December 31, 2021: EUR 5,422). The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model were as follows:

	2022	2021
Expected dividend yield (%)	0.00	0.00
Expected share price volatility (%)	64.1 - 64.7	63.4 - 64.3
Risk-free interest rate (%)	2.2 - 3.7	0.8 - 1.3
Expected life of options (years)	5.0	4.5 - 5.0
Share price (CAD)	5.60 - 8.18	6.88 - 14.04
Forfeiture rate (%)	0.00	0.00

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

During the year ended December 31, 2022, 8,000 Common Shares, were issued upon exercise of fixed stock options (year ended December 31, 2021: 132,220). Upon exercise of fixed stock options, for the year ended December 31, 2022, EUR 6 (the year ended December 31, 2021: EUR 347) was transferred from contributed surplus to share capital in the consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the year ended December 31, 2022, totalled EUR 14 (year ended December 31, 2021: EUR 636).

Deferred Share Units

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the year ended December 31, 2022, 125,000 DSUs, (year ended December 31, 2021: 178,800 DSUs), were granted with a fair value of CAD 8.18 per unit (year ended December 31, 2021: between CAD 6.88 and CAD 21.80) determined as the share price on the date of grant.

During the year ended December 31, 2022, a share-based compensation charge of EUR 595 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2021: EUR 1,561) in relation to the deferred share units.

During the year ended December 31, 2022, 97,045 common shares were issued upon exercise of 97,045 DSUs (year ended December 31, 2021: nil common shares). For the year ended December 31, 2022, upon exercise of DSUs, EUR 1,407 was transferred from contributed surplus to share capital in the consolidated statements of changes in equity (year ended December 31, 2021: nil).

Restricted Share Units

During the year ended December 31, 2022, 503,000 RSUs, were granted (year ended December 31, 2021: 75,000), with a fair value of between CAD 5.56 and CAD 8.18 per unit (year ended December 31, 2021: CAD 21.80 per unit) determined as the share price on the date of grant.

During the year ended December 31, 2022, a share-based compensation charge of EUR 1,091 EUR has been recognized in the consolidated statements of loss and comprehensive loss (the year ended December 31, 2021: EUR 1,483) in relation to the RSUs.

During the year ended December 31, 2022, nil common shares were issued upon exercise of RSUs (year ended December 2021: 50,000 common shares issued upon exercise of 50,000 RSUs). For the year ended December 31, 2022, EUR nil was transferred from contributed surplus to share capital in the consolidated statements of changes in equity (December 31, 2021: EUR 267).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11	GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2021	19,938
Goodwill recognized upon acquisition of Wild Streak LLC (Note 5)	4,790
As at December 31, 2021	24,728

Goodwill recognized upon acquisition of Spin Games LLC (Note 6)	6,934
As at December 31, 2022	31,662

The carrying amount of goodwill is attributed to the acquisitions of Oryx Gaming, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2022 and concluded that there was no impairment.

Key Assumptions

The recoverable amount was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 17.5% (pre-tax rate 24.1%) per annum. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount.

12	DEFERRED AND CONTINGENT CONSIDERATION

The following is a continuity of the Company’s deferred and contingent consideration:

Balance as at January 1, 2021	11,521
Deferred consideration payable upon business combination (Note 5)	62
Cash paid on settlement of deferred and contingent consideration	(11,583)
Balance as at December 31, 2021	—

Deferred consideration payable upon business combination (Note 6)	4,003
Accretion expense	316
Gain on remeasurement of deferred consideration	(804)
Effect of movement in exchange rates	(218)
Balance as at December 31, 2022	3,297

As at December 31, 2022 EUR 1,176 is recorded as the short-term portion of deferred consideration (December 31, 2021: nil) and EUR 2,121 is recorded as the long-term portion (December 31, 2021: nil).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12	DEFERRED AND CONTINGENT CONSIDERATION (CONTINUED)

Oryx Gaming International LLC

The Company completed the acquisition of Oryx Gaming International LLC together with its subsidiaries on December 20, 2018. The vendor is now part of the Company’s key management, though was not at the time of the acquisition. Deferred and contingent consideration on December 31, 2020, related to cash earnout payments due in relation to the Oryx acquisition.

All contingent liabilities in relation to the acquisition of Oryx were settled in full to the Oryx vendor on January 18, 2021, following shareholder approval on November 27, 2020. On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares (Note 8) of the Company. Cash paid totalled EUR 11,598, of which EUR 11,521 fully settled deferred and contingent consideration payable, EUR 52 settled interest payable and EUR 25 settled legal fees.

Wild Streak LLC

The Company completed the acquisition of Wild Streak LLC effective on June 2, 2021. The Company agreed a cash payment of USD 75 (EUR 62) to the vendor in relation to working capital provided prior to completion to be settled on or about the sixtieth day following closing of the transaction. This amount was subsequently settled with the vendor on September 3, 2021.

Spin Games LLC

The Company completed the acquisition of Spin Games LLC effective on June 1, 2022. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the year ended December 31, 2022, an accretion expense of EUR 316 (year ended December 31, 2021: nil) was recorded in the consolidated statements of loss and comprehensive loss.

In the year ended December 31, 2022, a gain on remeasurement of deferred consideration of EUR 804 (year ended December 31, 2021: nil) was recorded in the consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13	INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2020	8,966	3,297	4,903	1,357	174	18,697
Additions	237	2,889	—	—	17	3,143
Disposal	—	—	—	—	(128)	(128)
Acquired through business combination (Note 5)	5,611	—	10,857	311	—	16,779
Effect of movement in exchange rates	409	—	824	24	1	1,258

Balance as at December 31, 2021	15,223	6,186	16,584	1,692	64	39,749
Additions	659	6,709	—	—	9	7,377
Acquired through business combination (Note 6)	1,471	—	8,131	462	234	10,298
Effect of movement in exchange rates	369	(14)	758	23	2	1,138

Balance as at December 31, 2022	17,722	12,881	25,473	2,177	309	58,562

Accumulated Amortization
Balance as at December 31, 2020	2,288	830	994	276	30	4,418
Amortization	1,594	1,581	1,154	155	15	4,499
Disposal	—	—	—	—	(39)	(39)
Effect of movement in exchange rates	8	—	18	—	—	26

Balance as at December 31, 2021	3,890	2,411	2,166	431	6	8,904
Amortization	2,238	3,161	2,186	350	46	7,981
Effect of movement in exchange rates	(17)	(4)	(2)	(2)	(3)	(28)

Balance as at December 31, 2022	6,111	5,568	4,350	779	49	16,857

Carrying Amount

Balance as at December 31, 2021	11,333	3,775	14,418	1,261	58	30,845

Balance as at December 31, 2022	11,611	7,313	21,123	1,398	260	41,705

In the year ended December 31, 2022, amortization expense of EUR 7,981 was recognized within selling, general and administrative expenses (year ended December 31, 2021: EUR 4,499).

In the year ended December 31, 2021, loss on disposal or disposal of intangible assets of EUR 89 was recognized in the consolidated statements of loss and comprehensive loss in relation to the disposal of a gaming licence asset (year ended December 31, 2022: nil).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14	CASH AND CASH EQUIVALENTS

As at December 31, 2022 and 2021, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

15	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	December 31,	December 31,
	2022	2021
Trade receivables	16,231	8,231
Sales tax	397	223
Trade and other receivables	16,628	8,454

The following is an aging of the Company’s trade receivables:

	As at	As at
	December 31,	December 31,
	2022	2021
Less than one month	15,759	8,494
Between two and three months	1,313	747
Greater than three months	1,594	1,405
	18,666	10,646
Provision for expected credit losses	(2,435)	(2,415)
Trade receivables	16,231	8,231

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2020	1,755
Net additional provision for doubtful debts	602
Provision for late interest receivable	58
Balance as at December 31, 2021	2,415
Bad debt written-off	(629)
Net additional provision for doubtful debts	649
Balance as at December 31, 2022	2,435

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	December 31,	December 31,
	2022	2021
Prepayments	1,636	2,372
Deposits	59	50
Other assets	128	20
Prepaid expenses and other assets	1,823	2,442

As at December 31, 2022, prepayments include EUR nil (December 31, 2021: 1,187) in prepaid consideration (Note 1).

17	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	December 31,	December 31,
	2022	2021
Trade payables	4,327	1,464
Accrued liabilities	14,817	12,380
Sales tax payable	—	444
Other payables	405	69
Trade payables and other liabilities	19,549	14,357

18	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Two key management employees are also shareholders in the Company.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Year Ended December 31,
	2022	2021
Revenue	101	115
Salaries and subcontractors	(4,088)	(4,601)
Share based compensation	(2,769)	(3,894)
Professional fees	(44)	(123)
Other operational costs	(228)	—
Interest and financing fees	—	(52)
	(7,028)	(8,555)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2022	2021
Salaries and subcontractors	1,326	331
Share based compensation	62	—
Gain on remeasurement of deferred consideration	(804)	—
Interest and financing fees	316	—
	900	331

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	December 31,	December 31,
	2022	2021
Consolidated statements of financial position
Trade and other receivables	8	47
Prepaid expenses and other assets	—	62
Trade payables and other liabilities	(2,019)	(1,986)
Deferred consideration - current	(1,176)	—
Deferred consideration - non-current	(2,121)	—
Net related party receivable (payable)	(5,308)	(1,877)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18RELATED PARTY TRANSACTIONS (CONTINUED)

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	Year Ended December 31,
Consolidated statements of changes in equity	2022	2021
Share capital	8,190	24,328
Shares to be issued	(6,764)	(8,862)
Net increase (decrease) in equity	1,426	15,466

	As at	As at
	December 31,	December 31,
	2022	2021
Consolidated statements of cash flows
Consideration paid upon business combination	(8,488)	(8,271)
Prepaid consideration	(821)	—
Deferred and contingent consideration payments	—	(11,521)
Repayment of loans	(94)	—
Interest and financing fees	—	(140)
Net cash inflow (outflow)	(9,403)	(19,932)

19	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarised below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	December 31,	December 31,
	2022	2021
Trade and other receivables	16,628	8,454

19FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Financial Liabilities

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Financial liabilities as subsequently
	measured at amortized cost
	December 31,	December 31,
	2022	2021
Trade payables	4,327	1,464
Accrued liabilities	14,817	12,380
Convertible debt	6,648	—
Loans payable	109	—
Other liabilities	405	69
Lease obligations on right of use assets	638	600
	26,944	14,513

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	December 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	11,287	—	—	11,287	16,006	—	—	16,006
Consideration receivable	—	—	—	—	—	—	56	56

Financial liabilities
Fair value through profit and loss:
Derivative liability	—	1,320	-	1,320	—	—	—	—
Deferred consideration	—	3,297	-	3,297	—	—	—	—
Other liabilities	—	—	74	74	—	—	36	36

Fair value through other comprehensive income:
Other liabilities	—	—	160	160	—	—	148	148

There were no transfers between the levels of the fair value hierarchy during the periods.

During the year ended December 31, 2022, a gain of EUR 804 (year ended December 31, 2021: EUR nil), was recognized in the consolidated statements of loss and comprehensive loss as loss on remeasurement of deferred consideration (Note 12) for financial instruments designated as FVTPL.

During the year ended December 31, 2022, a gain of EUR 85 (year ended December 31, 2021: EUR 44), was recognized in the consolidated statements of loss and comprehensive loss as remeasurement of employee obligations for financial instruments designated as FVOCI.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2022:

	2023	2024	2025	2026	Thereafter	Total
Trade payables and other liabilities	19,549	—	—	—	—	19,549
Lease obligations on right of use assets	334	181	153	—	—	668
Convertible debt	-	9,376	—	—	—	9,376
Loans payable	117	—	—	—	—	117
Other non-current liabilities	—	2	2	4	575	583
	20,000	9,559	155	4	575	30,293

Foreign currency exchange risk

The Company’s financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive loss.

The Company is also exposed to risk on transaction in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and loss which are recorded in other operational costs. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in a decrease of EUR 1,443 in earnings before income taxes while a depreciating EUR will have the opposite impact (year ended December 31, 2021: EUR 1,637).

The Company has no derivative instruments in the form of futures contracts and forward contracts to manage its current and anticipated exposure to fluctuations in EUR exchange rates.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivable as at December 31, 2022:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	15	15,759	1,313	1,594	18,666
Expected loss rate		3.46%	40.21%	85.45%	13.05%
Expected loss provision	15	545	528	1,362	2,435

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2021:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	15	8,494	747	1,405	10,646
Expected loss rate		6.48%	71.62%	94.66%	22.68%
Expected loss provision	15	550	535	1,330	2,415

Gross trade receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the year ended December 31, 2022, one customer (year ended December 31, 2021: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 35,692 (year ended December 31, 2021: EUR 6,513).

As at December 31, 2022, one customer (December 31, 2021: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totalled EUR 6,138 (December 31, 2021: EUR 4,305). The Company continues to expand its customer base to reduce the concentration risk.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Year Ended December 31,
Cash flows arising from movement in:	2022	2021
Trade and other receivables	(7,738)	2,251
Prepaid expenses and other assets	(619)	(977)
Deferred revenue	354	(75)
Trade payables and other liabilities	4,312	(2,698)
Other liabilities - non-current	49	37
Changes in non-cash working capital	(3,642)	(1,462)

21	SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B Online Gaming.

The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies (Note 2). The Company measures reportable operating segment performance based on adjusted EBITDA and is not reliant on any single external customer.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Year Ended December 31,
	2022	2021
Netherlands	36,870	5,818
Curaçao	17,209	14,304
Malta	14,626	28,127
USA	3,997	603
Croatia	3,045	2,391
Serbia	1,576	1,042
Romania	1,081	1,593
Other	6,330	4,441
Revenue	84,734	58,319

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21	SEGMENT INFORMATION (CONTINUED)

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	December 31,	December 31,
	2022	2021
United States	73,611	55,581
Other	1,039	851
Non-current assets	74,650	56,432

22	INCOME TAXES

The components of income taxes recognized in the consolidated statements of financial position are as follows:

	As at	As at
	December 31,	December 31,
	2022	2021
Income taxes payable	1,113	784
Deferred income tax liabilities	1,201	1,243

The components of income taxes recognized in the consolidated statements of loss and comprehensive loss are as follows:

	Year Ended December 31,
	2022	2021
Current year	1,401	901
Adjustment in respect of prior years	199	97
Current income taxes	1,600	998
Deferred income tax recovery	(42)	(172)
Deferred income tax recovery	(42)	(172)
Income taxes	1,558	826

There is no income tax expense recognized in other comprehensive income (loss).

	As at	As at
	December 31,	December 31,
	2022	2021
Intangible assets	1,201	1,196
Other	-	47
Deferred income tax liabilities	1,201	1,243

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22	INCOME TAXES (CONTINUED)

The effective income tax rates in the consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Year Ended December 31,
	2022	2021
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	7.7	0.8
Impact of foreign currency translation	2.9	14.0
Non-deductible and non-taxable items	(45.2)	(18.8)
Change in tax benefits not recognized	(48.0)	(32.6)
Adjustments in respect of prior years	(16.2)	(2.1)
Adjustment of prior year tax payable	(10.4)	—
Other	1.8	(0.2)
Effective income tax rate applicable to loss before income taxes	(80.9)	(12.4)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year Ended December 31,
	2022	2021
Income tax losses - Canada	32,773	29,647
Capital tax losses - Canada	28,385	28,479
Income tax losses - United Kingdom	2,107	2,329
Income tax losses - Malta	142	239
Property and equipment	2,170	1,565
Goodwill	2,103	2,519
Right-of-use assets	—	29
Share issuance costs	2,888	2,794
Total unrecognized deductible temporary differences	70,568	67,601

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22INCOME TAXES (CONTINUED)

The portion of the income tax losses related to Canada which have a limited carry-forward period expire in the years 2026 to 2042 as follows:

2026	105
2027	463
2028	699
2029	818
2030	308
2031	226
2032	1,224
2033	1,685
2034	2,532
2035	1,194
2036	3,063
2037	3,929
2038	2,561
2039	2,173
2040	3,237
2041	4,029
2042	4,527
32,773

The United Kingdom losses are carried forward indefinitely unless subject to certain restrictions and are now classified in the current year as discontinued operations as unrecognized deferred income tax assets. The deductible temporary differences do not expire under current income tax legislation. Deferred income tax assets were not recognized in respect of these items because it is not probable that future taxable income will be available to the Company to utilize the benefits.

23	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

24SUBSEQUENT EVENTS

Between the reporting date and the date of these financial statements, Lind opted to convert the face value of USD 1,000 of Convertible Debt to 285,042 Common Shares. All Common Shares have been issued in full.